SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G

          Under the Securities Exchange Act of 1934


                 CAPITAL FACTORS HOLDING, INC.
               _________________________________
                        (Name of Issuer)


                 Common Stock, $.01 Par Value
               _________________________________
                (Title of Class of Securities)

                         139905 10 3
               _________________________________
                        (CUSIP Number)




The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).













                         Page 1 of 5 pages
                       There are no exhibits

                     CUSIP No. 139905 10 3


(1)   Names of Reporting Persons          Capital Bancorp

      S.S. or I.R.S. Identification Nos.
      of Above Persons                    59-2160717

(2)   Check the Appropriate Box if a Member of a Group
      (See Instructions)  (a)   [ ]       (b)   [X]

(3)   SEC Use Only _____________________________________________

(4)   Citizenship or Place
      of Organization                State of Florida, U.S.A.


    Number of        (5) Sole Voting Power              0
   Shares Bene-
    ficially         (6) Shared Voting Power       10,000,000 (1)
    Owned by
   Each Report-      (7) Sole Dispositive Power         0
   ing Person
     With            (8) Shared Dispositive Power  10,000,000 (1)

(9)   Aggregate Amount Beneficially
      Owned by Each Reporting Person               10,000,000


(10)  Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares [  ]

(11)  Percent of Class Represented by
      Amount in Row (9)                            81.3%  (2)

(12)  Type of Reporting Person                     CO, HC (1)



___________________
(1)  Capital Bancorp is the parent corporation of Capital
     Bank, which is the direct beneficial owner of the shares reported herein.

(2)  Calculated on the basis of 12,300,000 shares of Common
     Stock outstanding on February 3, 1997.

                         Page 2 of 5 pages
                       There are no exhibits

Item 1 (a).  Name of Issuer:

             CAPITAL FACTORS HOLDING, INC.

Item 1(b).   Address of Issuer's Principal Executive Offices:

             1799 West Oakland Park Boulevard
             Fort Lauderdale, Florida 33311

Item 2(a).   Name of Person Filing:

             Capital Bancorp

Item 2(b).   Address of Principal Business Office:

             1221 Brickell Avenue, 12th Floor
             Miami, Florida 33131

Item 2(c).   Citizenship:

             State of Florida, U.S.A.

Item 2(d).   Title of Class of Securities:

             Common Stock, $.01 Par Value

Item 2(e).   CUSIP Number:

             139905 10 3

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), identify the status of the person filing.

             Not applicable.

Item 4.      Ownership.

    (a)      Amount Beneficially Owned:       10,000,000 shares (1)

    (b)      Percent of Class:                81.3% (2)

____________________
(1) Capital Bancorp is the parent corporation of Capital Bank, which is the direct beneficial owner of the shares reported herein.

(2) Calculated on the basis of 12,300,000 shares of Common Stock outstanding on February 3, 1997.

                         Page 3 of 5 pages
                       There are no exhibits

     (c)     Number of shares as to which such person has:

         (i)      sole power to vote or to             0
                  direct the vote

         (ii)     shared power to vote or to      10,000,000 (1)
                  direct the vote

         (iii)    sole power to dispose or to          0
                  direct the disposition of

         (iv)     shared power to dispose or to   10,000,000 (1)
                  direct the disposition of

Item 5.      Ownership of Five Percent or Less of a Class.

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6.      Ownership of More than Five Percent on Behalf of
             Another Person.

             Not applicable.

Item 7.      Identification and Classification of the Subsidiary
             Which Acquired the Security Being Reported on By the
             Parent Holding Company.

             Not applicable.

Item 8.      Identification and Classification of Members of the
             Group.

             Not applicable.

Item 9.      Notice of Dissolution of Group.

             Not applicable.

Item 10.     Certification.

             Not applicable.
_____________________
(1) Capital Bancorp is the parent corporation of Capital Bank, which is the direct beneficial owner of the shares reported herein.

                         Page 4 of 5 pages
                       There are no exhibits

                              SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 3, 1997                    CAPITAL BANCORP


                               By:  /s/ Daniel M. Holtz
                                    -----------------------
                                    Daniel M. Holtz, Chairman of
                                    the Board, Chief Executive
                                    Officer and President





                         Page 5 of 5
                     There are no exhibits